

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

June 2, 2016

Stanislav Augustin
President and Chief Executive Officer
Reliant Service Inc.
3 Rabí
Rabi, Czech Republic 34201

> **Re: Reliant Service Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 20, 2016**
> **File No. 333-208934**

Dear Mr. Augustin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements

Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1. We reviewed the explanatory paragraph added in response to comment 7. Please tell us if, after considering identified conditions and events and management's plans, your auditor concluded that there was substantial doubt about your ability to continue as a going concern for a reasonable period of time. If so, the auditor's conclusion about your ability to continue as a going concern should be expressed through the use of the phrase "substantial doubt about Reliant Service, Inc.'s ability to continue as a going concern" or similar wording that includes the terms substantial doubt and going concern as illustrated

in paragraph .13 of PCAOB Auditing Standard 2415. Refer to paragraph .12 of PCAOB Auditing Standard 2415.

Statement of Operations, page F-4

2. We reviewed the revisions made in response to comment 8. Please tell us why restating your financial statements to recognize income tax expense was appropriate referencing authoritative literature that supports your accounting treatment. Please also tell us your tax year and explain to us why no income tax benefit was recognized for the six months ended January 31, 2016 referencing authoritative literature that supports your accounting treatment.

    Further, since your financial statements were restated to recognize income tax expense, please revise to clearly label the financial statements as restated. Please also revise your footnotes to disclose that your previously issued financial statements have been restated along with a narrative description of the nature of each of the errors. For each financial statement line item affected by the restatements, please reconcile in table format between the previously reported and restated amounts. Refer to ASC 250-10-50-7. In addition, your auditor should refer to the restatements and the related footnote disclosure in the audit report and date the report accordingly.

Notes to Financial Statements from March 20, 2015 (Inception) through July 31, 2015, page F-7

3. Please revise to add a separate note for income taxes to include the applicable disclosures prescribed by ASC 740-10-50.

Unaudited Financial Statements

4. We note that the compilation report was removed in response to comment 11. As we previously stated, the presence of a compilation report may indicate a violation of SEC independence standards prohibiting bookkeeping and other services related to the accounting records for financial statements of an the audit client. Please tell us whether your auditor provided compilation services. If not, explain why the complication report was originally filed and why an auditor would issue a report if no such services were provided. If so, tell us why the compilation services provided by your auditor are not a violation of Rule2-01(c)(4)(i)(B) of Regulation S-X. Please note that if your accountant is not independent, a new auditor would need to be engaged to re-audit all previous periods. Please ensure your response indicates the extent to which your auditor was involved in the preparation of the July 31, 2015 financial statements.

Notes to Financial Statements for the Six Months Ended January 31, 2016

Note 2 – Summary of Significant Accounting Policies

Advertising, page F-18

5. Your disclosure of advertising expense for the year ended July 31, 2015 of $12,510 does not agree to the amount disclosed on page F-8. Please revise to remove your disclosure of advertising expense for the year ended July 31, 2015 and disclose your advertising expense for the six months ended January 31, 2016.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Consumer Products